Exhibit 99.1
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155
Cascades reports second quarter results
August 11, 2010 — Kingsey Falls, Quebec — Cascades Inc. (CAS on the Toronto stock exchange), a leader in recovery and the manufacturing of green packaging and tissue paper products, announces its financial results for the three months ended June 30, 2010.
(All amounts in this press release are in Canadian dollars unless otherwise indicated.)
Second quarter highlights
•	Net earnings per share of $0.22 compared to net earnings per share of $0.00 in the previous quarter and $0.28 in the same period of last year (excluding specific items).
•	Operating income before depreciation and amortization (EBITDA) excluding specific items of $107 million, up 37% in comparison to Q1 2010. EBITDA excluding specific items amounted to $121 million in the second quarter of 2009.
•	Cash flow from operations (adjusted) of $71 million compared to $38 million in the first quarter of 2010 and $81 million in the same period of last year.
•	Improved business conditions and increased demand and selling prices in both North America and Europe.
•	Total shipments up 3% compared to the first three months of the year and up 9% compared to the second quarter of 2009 (excluding the impact of acquisitions).
•	Buy-back of 325,463 shares at an average price of $6.66 for a total amount of approximately $2.2 million.
•	Launch of a new antibacterial tissue hand towel, a world first in terms of hand hygiene.
Financial Summary
Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q2/2010	Q2/2009	Q1/2010

Sales	998	981	942
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	107	121	78
Operating income	56	66	23
Net earnings attributable to shareholders for the period	21	28	—
per common share	$0.22	$0.28	$—
Cash flow from operations (adjusted)	71	85	41
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	101	130	82
Operating income	50	75	27
Net earnings attributable to shareholders for the period	21	30	—
per common share	$0.22	$0.30	$—
Cash flow from operations (adjusted) [1]	71	81	38
Note 1 — see the supplemental information on non-GAAP measures note.

Commenting on the second quarter results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “As anticipated, we experienced a significant rebound in profitability compared to the previous quarter mostly as a result of the momentum in pricing and volumes in our different business units. All our segments delivered improved results as they benefited from selling price increases implemented during or prior to the second quarter. In addition, stronger demand combined with seasonal pick-up impacted positively our operational efficiency and financial results. In fact, during the quarter our overall operating rate reached 96%, the highest it’s been in three years.
It is also important to note that these results were achieved despite the slow economic recovery as well as higher recycled fibre costs and Canadian dollar, up approximately 90% and 14% respectively compared to the same period last year.”
Results analysis for the three-month period ended June 30, 2010 (compared to the previous year)
In comparison with the same period last year, sales rose by 2% to $998 million resulting from higher selling prices and a 9% increase in shipments (excluding the impact of the acquisition of the tissue assets of Atlantic Packaging), offset by the appreciation of the Canadian dollar.
Net earnings excluding specific items amounted to $21 million ($0.22 per share) in the second quarter of 2010 compared to $28 million ($0.28 per share) for the same period of last year. Including specific items, net earnings amounted to $21 million ($0.22 per share) compared to $30 million ($0.30 per share) for the same quarter in 2009.
The operating income excluding specific items amounted to $56 million compared to $66 million in Q2 2009. Improved volumes and selling prices as well as the optimization of our cost structure and higher operating rates were more than offset by the rise of raw material costs. When including specific items, operating income amounted to $50 million in comparison to $75 million in the same period of last year.
In the second quarter of 2010, these specific items impacted our operating income and/or net earnings (before tax):
•	$6 million unrealized loss on financial instruments (impact on operating income and net earnings);

•	$6 million foreign exchange gain on long-term debt and financial instruments (impact on net earnings).
For further details, see the two following tables on GAAP and non-GAAP measures reconciliation.
Third quarter outlook
Mr. Alain Lemaire, President and Chief Executive Officer added: “Looking forward to the next quarter, we expect that the sequential improvement in profitability will carry on as a result of the continuous implementation of selling price increases in many of our operations. Also, the favourable seasonality associated with the third quarter leads us to anticipate a stronger demand for most of our products. In fact, despite some scheduled downtime for maintenance, we anticipate our operating rates to remain at high levels. In terms of input costs, we should start to benefit from the drop in pricing of old corrugated containers (OCC), the main grade of recycled fibres consumed by Cascades, which peaked in March. All in all, we remain confident for the coming months, particularly for our containerboard operations.”
Dividend on common shares and normal course issuer bid
The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid September 17, 2010 to shareholders of record at the close of business on September 3, 2010. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In addition, in the second quarter of 2010, in accordance with its normal course issuer bid program, Cascades purchased for cancellation 325,463 shares at an average price of $6.66 representing an aggregate amount of approximately $2.2 million. In the first half of the year, Cascades purchased for cancellation 563,181 shares at an average price of $7.29 representing an aggregate amount of approximately $4.1 million
Supplemental information on non-GAAP measures
Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components.
Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.
Net earnings attributable , which is a performance measure defined by Canadian GAAP is reconciled below to operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q2/2010	Q2/2009	Q1/2010

Net earnings attributable to shareholders for the period	21	30	—
Non-controlling interest	1	—	—
Share of results of significantly influenced companies	—	(2)	(2)
Provision for (recovery of) income taxes	7	17	(3)
Foreign exchange loss (gain) on long-term debt and financial instruments	(6)	5	1
Loss on long-term debt refinancing	—	—	3
Financing expense	27	25	28

Operating income	50	75	27
Specific items :
Loss on disposal and others	—	1	—
Closure and restructuring costs	—	3	—
Unrealized loss (gain) on financial instruments	6	(13)	(4)

	6	(9)	(4)

Operating income — excluding specific items	56	66	23

Depreciation and amortization	51	55	55

Operating income before depreciation and amortization (OIBD or EBITDA) — excluding specific items	107	121	78

Supplemental information on non-GAAP measures (cont’d)
The following table reconciles net earnings attributable to shareholders for the period and net earnings per share attributable to shareholders for the period to net earnings attributable to shareholders for the period excluding specific items and net earnings per share attributable to shareholders for the period excluding specific items:

				Net earnings (loss) per share
	Net earnings (loss) attributable			attributable to shareholders for
	to shareholders for the period			the period[1]
(in millions of Canadian dollars, except amounts per share)	Q2/2010	Q2/2009	Q1/2010	Q2/2010	Q2/2009	Q1/2010

As per GAAP	21	30	—	$0.22	$0.30	$—
Specific items :
Loss on disposal and others	—	1	—	$—	$—	$—
Closure and restructuring costs	—	3	—	$—	$0.02	$—
Unrealized loss (gain) financial instruments	6	(13)	(4)	$0.05	$(0.09)	$(0.03)
Loss on long-term debt refinancing	—	—	3	$—	$—	$0.02
Foreign exchange loss (gain) on long-term debt and financial instruments	(6)	5	1	$(0.05)	$0.05	$0.01
Tax effect on specific items	—	2	—

	—	(2)	—	$—	$(0.02)	$—

Excluding specific items	21	28	—	$0.22	$0.28	$—

Note 1 — specific amounts per share are calculated on an after-tax basis.
The following table reconciles cash flow provided by operating activities to cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars, except amounts per share)	Q2/2010	Q2/2009	Q1/2010

Cash flow provided by operating activities	17	82	33
Changes in non-cash working capital components	54	(1)	5

Cash flow (adjusted) from operations	71	81	38
Specific items :
Loss on disposal and others	—	1	—
Loss on long-term debt refinancing	—	—	3
Closure and restructuring costs, net of current income tax	—	3	—

Excluding specific items	71	85	41

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,500 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Consolidated Balance Sheets (in millions of Canadian dollars)

		As at December
	As at June 30,	31,
	2010	2009
	(unaudited)
Assets

Current assets
Cash and cash equivalents	22	19
Accounts receivable	606	543
Inventories	527	520

	1,155	1,082
Property, plant and equipment	1,848	1,912
Intangible assets	158	165
Other assets	318	317
Goodwill	317	316

	3,796	3,792

Liabilities and Equity

Current liabilities
Bank loans and advances	79	83
Accounts payable and accrued liabilities	532	505
Current portion of long-term debt	10	10

	621	598
Long-term debt	1,486	1,459
Other liabilities	387	410

	2,494	2,467

Equity attributable to the Shareholders
Capital stock	496	499
Contributed surplus	13	14
Retained earnings	713	700
Accumulated other comprehensive income	58	91

	1,280	1,304
Non-controlling interest	22	21

Total equity	1,302	1,325

	3,796	3,792

Consolidated Statements of Earnings (in millions of Canadian dollars, except per share amounts) (unaudited)

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
	2010	2009	2010	2009

Sales	998	981	1,940	1,951
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	791	750	1,557	1,502
Depreciation and amortization	51	55	106	109
Selling and administrative expenses	101	108	199	216
Losses on disposal and others	—	1	—	1
Impairment and other restructuring costs	—	3	—	8
Loss (gain) on financial instruments	5	(11)	1	(9)

	948	906	1,863	1,827

Operating income	50	75	77	124

Financing expense	27	25	55	52
Loss on refinancing of long-term debt	—	—	3	—
Gain on purchases of senior notes	—	—	—	(14)
Foreign exchange loss (gain) on long-term debt and financial instruments	(6)	5	(5)	5

	29	45	24	81
Provision for income taxes	7	17	4	22
Share of results of significantly influenced companies	—	(2)	(2)	(7)

Net earnings including non-controlling interest for the period	22	30	22	66
Non-controlling interest	1	—	1	(1)

Net earnings attributable to Shareholders for the period	21	30	21	67

Basic and diluted net earnings per common share	$0.22	$0.30	$0.22	$0.68

Weighted average number of common shares outstanding	96,895,355	97,467,651	96,990,471	97,960,461

Consolidated Statements of Equity (in millions of Canadian dollars) (unaudited)

	For the 6-month period ended June 30,
	2010
				Accumulated	Total equity
				other	attributable to	Non-
		Contributed	Retained	comprehensive	the	controlling
	Capital stock	surplus	earnings	income	Shareholders	interest	Total equity

Balance — Beginning of period	499	14	700	91	1,304	21	1,325
Comprehensive income (loss):
Net earnings for the period	—	—	21	—	21	1	22
Change in other comprehensive income (loss)	—	—	—	(33)	(33)	—	(33)

Comprehensive income (loss) for the period					(12)	1	(11)

Dividends	—	—	(8)	—	(8)	—	(8)
Redemption of common shares	(3)	(1)	—	—	(4)	—	(4)

Balance — End of period	496	13	713	58	1,280	22	1,302

	For the 6-month period ended June 30,
	2009
				Accumulated	Total equity
				other	attributable to	Non-
		Contributed	Retained	comprehensive	the	controlling
	Capital stock	surplus	earnings	income	Shareholders	interest	Total equity

Balance — Beginning of period	506	9	656	85	1 256	22	1 278
Comprehensive income:
Net earnings (loss) for the period	—	—	67	—	67	(1)	66
Change in other comprehensive income (loss)	—	—	—	(3)	(3)	—	(3)

Comprehensive income (loss) for the period					64	(1)	63

Dividends	—	—	(8)	—	(8)	—	(8)
Redemption of common shares	(5)	3	—	—	(2)	—	(2)

Balance — End of period	501	12	715	82	1,310	21	1,331

Consolidated Statements of Comprehensive Income (Loss) (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
	2010	2009	2010	2009

Net earnings including non-controlling interest for the period	22	30	22	66

Other comprehensive income (loss)
Translation adjustments
foreign subsidiaries	20	(61)	(15)	(44)
activities	(24)	39	(8)	25
Income taxes	3	(5)	1	(3)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(6)	28	(2)	29
Change in fair value of interest rate swap agreements	(1)	—	(3)	—
instruments	1	3	(11)	—
Income taxes	1	(10)	5	(10)

	(6)	(6)	(33)	(3)

Comprehensive income (loss) including non-controlling interest for the period	16	24	(11)	63

Less: Comprehensive income (loss) attributable to non-controlling interest	1	—	1	(1)

Comprehensive income (loss) attributable to Shareholders	15	24	(12)	64

Consolidated Statements of Cash Flows (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended		For the 6-month periods ended
	2010	2009	2010	2009
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings attributable to Shareholders for the period	21	30	21	67
Adjustments for
Depreciation and amortization	51	55	106	109
Losses on disposal and others	—	1	—	1
Impairment and other restructuring costs	—	—	—	3
Unrealized loss (gain) on financial instruments	6	(13)	2	(14)
Gain on purchases of senior notes	—	—	—	(14)
Foreign exchange loss (gain) on long-term debt and financial instruments	(6)	5	(5)	5
Future income taxes	(2)	2	(12)	(1)
Share of results of significantly influenced companies	—	(2)	(2)	(7)
Non-controlling interest	1	—	1	(1)
Others	—	3	(2)	1

	71	81	109	149
Change in non-cash working capital components	(54)	1	(59)	—

	17	82	50	149

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment	(22)	(30)	(56)	(70)
Increase in other assets	(3)	(8)	(5)	(11)
Business acquisitions	—	—	(3)	—

	(25)	(38)	(64)	(81)

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances	2	13	—	(19)
Change in revolving credit facilities	16	(57)	201	(45)
Purchases of senior notes	(4)	(4)	(165)	(18)
Variance of other long-term debt	(1)	3	—	25
Payments of other long-term debt	—	(4)	(5)	(5)
Early settlement of foreign exchange contracts	—	8	—	8
Redemption of common shares	(2)	—	(4)	(2)
Dividends	(4)	(4)	(8)	(8)

	7	(45)	19	(64)

Change in cash and cash equivalents during the period from continuing operations	(1)	(1)	5	4
Change in cash and cash equivalents from discontinued operations	—	—	(2)	(3)

Net change in cash and cash equivalents during the period	(1)	(1)	3	1
Translation adjustments on cash and cash equivalents	—	—	—	—
Cash and cash equivalents — Beginning of period	23	13	19	11

Cash and cash equivalents — End of period	22	12	22	12

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
	2010	2009	2010	2009

Sales
Packaging products
Boxboard
Manufacturing	180	178	357	358
Converting	162	181	315	362
Intersegment sales	(23)	(23)	(43)	(48)

	319	336	629	672
Containerboard
Manufacturing	148	130	282	261
Converting	217	221	411	430
Intersegment sales	(94)	(76)	(167)	(153)

	271	275	526	538
Specialty products
Industrial packaging	49	45	95	92
Consumer packaging	20	21	38	41
Specialty papers	78	78	156	161
Recovery and recycling	76	46	151	84
Intersegment sales	(3)	(2)	(5)	(4)

	220	188	435	374

Intersegment sales	(28)	(15)	(57)	(28)

	782	784	1,533	1,556
Tissue papers
Manufacturing and converting	220	207	418	418

Intersegment sales and other	(4)	(10)	(11)	(23)

Total	998	981	1,940	1,951

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
	2010	2009	2010	2009

Operating income (loss) before depreciation and amortization

Packaging products
Boxboard
Manufacturing	13	13	22	25
Converting	17	16	32	28
Others	(1)	—	(2)	(2)

	29	29	52	51
Containerboard
Manufacturing	15	26	25	61
Converting	26	11	47	18
Others	(3)	2	(3)	(5)

	38	39	69	74

Specialty products
Industrial packaging	6	5	13	10
Consumer packaging	2	3	3	6
Specialty papers	5	10	10	20
Recovery and recycling	7	3	12	—
Others	—	1	—	(1)

	20	22	38	35

	87	90	159	160
Tissue papers
Manufacturing and converting	23	42	42	81

Corporate	(9)	(2)	(18)	(8)

Operating income before depreciation and amortization	101	130	183	233

Depreciation and amortization
Boxboard	(15)	(19)	(29)	(38)
Containerboard	(17)	(16)	(36)	(32)
Specialty products	(9)	(9)	(18)	(17)
Tissue papers	(9)	(9)	(20)	(18)
Corporate and eliminations	(1)	(2)	(3)	(4)

	(51)	(55)	(106)	(109)

Operating income	50	75	77	124

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
	2010	2009	2010	2009

Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	3	7	7	13
Converting	3	6	6	13

	6	13	13	26
Containerboard
Manufacturing	5	4	9	7
Converting	3	2	8	4

	8	6	17	11

Specialty products
Industrial packaging	1	—	1	1
Consumer packaging	1	1	2	1
Specialty papers	2	1	3	3
Recovery and recycling	1	5	2	12

	5	7	8	17

	19	26	38	54

Tissue papers
Manufacturing and converting	3	8	11	15

Corporate	2	1	5	2

Total purchases	24	35	54	71

Disposal of property, plant and equipment	(1)	(2)	(3)	(3)

	23	33	51	68

Purchases of property, plant and equipment included in accounts payable
Beginning of period	7	9	13	14
End of period	(8)	(12)	(8)	(12)

Total investing activities	22	30	56	70

For further information:
Media	Source:
Hubert Bolduc	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
514 912-3790
Investors
Didier Filion
Director, Investor relations
514 282-2697